Exhibit 99.1

Merus Labs International Inc.
100 Wellington St. West, Suite 2110
Toronto, Ontario M5K 1H1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS
TO BE HELD ON MARCH 27, 2014

AND

INFORMATION CIRCULAR

February 25, 2014

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, #2110
Toronto, Ontario M5K 1H1
Telephone: (416) 593-3701

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS OF MERUS LABS INTERNATIONAL INC.:

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the ”Shareholders”) of common shares of Merus Labs International Inc. (the ”Company”) will be held at 100 Wellington Street West, Suite 2110, Toronto, Ontario M5K 1H1 on March 27, 2014, at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the Company’s audited financial statements for the fiscal year ended September 30, 2013 and the accompanying report of the auditors;

2.	to set the number of directors of the Company at five;

3.

to elect Elie Farah, David D. Guebert, Robert S. Pollock, Michael Cloutier, and Timothy G. Sorensen as directors of the Company to hold office until the next annual meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company’s constating documents;

4.

to appoint Deloitte LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending September 30, 2014 and to authorize the board of directors of the Company to fix the remuneration of the auditors for the fiscal year ending September 30, 2014;

5.	to consider, and if deemed advisable, pass, with or without variation, a resolution approving the continuance of the Company’s 10% rolling stock option plan;

6.	to consider, and if deemed advisable, to approve a special resolution authorizing an alteration of the Company’s Articles to include advance notice provisions for the election of directors; and

7.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors has fixed February 25, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Olympia Trust Company, Suite 1003, 750 West Pender Street Vancouver, British Columbia, V6C 2T8, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Toronto, Ontario, this 25th day of February, 2014.

By Order of the Board of Directors of

MERUS LABS INTERNATIONAL INC.

“Elie Farah”
Elie Farah
President, Chief Executive Officer
and Director

MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, #2110
Toronto, Ontario M5K 1H1
Telephone: (416) 593-3701

INFORMATION CIRCULAR
February 25, 2014

INTRODUCTION

This Information Circular accompanies the Notice of Annual General and Special Meeting (the “Notice”) and is furnished to shareholders (the “Shareholders”) holding common shares (the “Common Shares”) in the capital of Merus Labs International Inc. (the ”Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. (Toronto time) on Thursday, March 27, 2014 at 100 Wellington Street West, Suite 2110, Toronto, Ontario M5K 1H1 or at any adjournment or postponement thereof.

The date of this Information Circular is February 25, 2014. Unless otherwise stated, all amounts herein are in Canadian dollars.

The Company was formed on December 19, 2011 by the amalgamation (the “Amalgamation”) of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”). Unless otherwise noted, this Information Circular provides the historical information for only Envoy for the period before the Amalgamation.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the record date (the “Record Date”) of February 25, 2014 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY STRIKING OUT THE PRINTED NAMES OF THE DESIGNATED PERSONS AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Olympia Trust Company (the “Transfer Agent”) at their offices located at Suite 1003, 750 West Pender Street Vancouver, British Columbia, V6C 2T8 by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, then the Common Shares represented will be voted or withheld from voting on that matter accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY, INCLUDING FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS (THE “BOARD”) FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

INFORMATION FOR BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the ”Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Typically, the Intermediary will require the Non-Registered Holder to submit their proxy authorization form before the Company’s proxy deadline to allow the Intermediary time to submit their proxy to the Company.

There are two kinds of beneficial owners – those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These security holder materials are being sent, directly or indirectly, to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the Record Date, a total of 38,391,512 Common Shares were issued and outstanding and no preferred shares were issued and outstanding. Each Common Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares.

ELECTION OF DIRECTORS

Number of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at five. The number of directors will be approved if the affirmative vote of the majority of Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at five.

Management recommends the approval of the resolution to set the number of directors of the Company at five.

Election of Directors

The Board currently consists of five directors, all of whom are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. All of the five nominees for election at the Meeting are currently directors of the Company and have agreed to stand for election.

In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

Management recommends the approval of each of the nominees listed below for election as directors of the Company for the ensuing year.

Management has no reason to believe that any of such nominees will be unable to serve as directors; however, if, for any reason one or more of the proposed nominees do not stand for election or are unable to serve as directors, the management designees named in the Proxy intend to vote for another nominee or nominees, as the case may be, in their discretion, unless the Shareholder has specified in his or her Proxy that his or her Common Shares are to be withheld from voting in the election of directors.

Name, Office held, Province/ State and Country of Residence	Principal Occupation During Previous Five Years	Director Since	Shares Beneficially Owned or Controlled(1)
Elie Farah President, Chief Executive Officer and Director Ontario, Canada	President of the Company in January 2012 and Chief Executive Officer in July 2012; Project Leader of Global Mergers and Acquisitions of Boehringer Ingelheim GmbH from October 1999 to March 2003; President and CFO of Transition Therapeutics Inc. from July 2008 to December 2011.	January 12, 2012(2)	888,235(3)
David D. Guebert(4)(5)(6) Director Calgary, Alberta	Chartered accountant and certified public accountant; Chief Financial Officer of Marret Resource Corp. from August 2008 to present; Chief Financial Officer of Times Three Wireless Inc. from May 2004 to present; Chief Financial Officer of Sereno Capital Corporation from March 2011 to December 2013.	February 11, 2011(2)	209,167(7)
Robert S. Pollock(5)(6) Director Toronto, Ontario	Director and Chief Executive Officer of Primary Capital Inc. from July 2008 to present; Chief Executive Officer and Director of Primary Corp. from August 2008 to June 2012.	February 11, 2011(2)	3,467,098(8)
Michael Cloutier(4)(5) Director Oakville, Ontario	President and General Manager of Intermune Inc. from 2013 to present; CEO of Canadian Diabetes Association from 2010 to 2013; CEO of Critical Outcomes Technology Inc. from 2008 to 2010.	July 8, 2013	Nil(9)
Timothy G. Sorensen(4)(5)(6) Director Toronto, Ontario	President of Primary Capital Inc. from November 2010 to present; Managing Director of Institutional Sales of Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.) from January 2008 to September 2010.	February 11, 2011(2)	888,500(10)

Notes:
(1)

This information has been obtained from public insider filings and from the directors themselves. No individual director, either alone or together with such director’s associates or affiliates, owns or controls 10% of more of the voting securities of the Company.

(2)

Appointed a director of Envoy on February 10, 2011. On December 19, 2011, Old Merus amalgamated with Envoy continuing under the name “Merus Labs International Inc.” On October 1, 2012, the Company amalgamated with its wholly-owned subsidiary, Merus Labs Inc. and continued under the name “Merus Labs International Inc.”

(3)	Does not include 400,000 stock options exercisable into Common Shares.
(4)	Member of the Audit Committee.
(5)	Independent director.
(6)	Member of the Compensation Committee.
(7)	Includes 62,500 Common Shares controlled or directed by Deborah Guebert and 146,667 Common Shares held directly but does not include 150,000 stock options exercisable into Common Shares.
(8)

Includes 464,875 Common Shares controlled or directed by Michelle Pollock and 3,002,223 Common Shares held directly but does not include 150,000 stock options and 375,000 warrants exercisable into Common Shares.

(9)	Does not include 150,000 stock options exercisable into Common Shares.
(10)

Includes 100,000 Common Shares controlled or directed by Anne Sorensen and 788,500 Common Shares held directly but does not include 150,000 stock options and 25,750 warrants exercisable into Common Shares.

Principal Occupation, Business or Employment of Nominees

Elie Farah – President, Chief Executive Officer and Director

Mr. Farah was appointed as the Company’s President in January 2012 and Chief Executive Officer in July 2012. Mr. Farah previously headed the global mergers and acquisitions initiative with Boehringer Ingelheim GmbH, an international pharmaceutical company based in Germany from October 1999 to March 2003. Mr. Farah executed and oversaw strategic transactions across Europe and the Americas while working at the North American holding company in Canada and subsequently at the global headquarters in Germany. Mr. Farah was the President and CFO of Transition Therapeutics Inc. from July 2008 to December 2011 and the Vice-President of Corporate Development of Transition Therapeutics from May 2005 to June 2008. During his time at Transition Therapeutics, Mr. Farah played an instrumental role in the company listing on NASDAQ, completing equity financings, managing and executing multiple company acquisitions as well as licensing agreements with large pharmaceutical companies. He holds an MBA and an MAcc in addition to the following designations; Chartered Financial Analyst (CFA) and Chartered Accountant (CA).

Robert S. Pollock — Director

Mr. Pollock is a Director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. Mr. Pollock was President of Primary Corp. (TSX: PYC), a natural resources lending company from August 2008 to June 2012. He was formerly Vice President-Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University (1993) and a BA from Queen’s University (1991).

Mr. Pollock’s principal occupations during the five preceding years are as follows: since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc.; from August 2008 to June 2012, he was a Director and Chief Executive Officer of Primary Corp.; from February 10, 2011 to January 12, 2012, he was the interim Chief Executive Officer of Envoy and our company.

David D. Guebert — Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Marret Resource Corp., a company focused on natural resource lending. He is also is the Chief Financial Officer of Times Three Wireless Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2008 he has been Chief Financial Officer of Marret Resource Corp. and since 2004 has been Chief Financial Officer of Times Three Wireless Inc. From 2010 to 2013 he was a director of Advitech Inc., a biotech company.

Timothy G. Sorensen — Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Mr. Sorensen’s principal occupation during the five preceding years is as follows: he has been President of Primary Capital Inc. since November 2010; from January 2008 until September 2010, he was the Divisional Director Head of Institutional Sales of Macquarie Capital Markets Canada; and he was an institutional sales person from 2004 to 2008 with Orion Financial Inc., which became Macquarie Group in 2007.

Michael Cloutier — Director

Mr. Michael Cloutier was appointed Director of Merus Labs International Inc. on July 8, 2013. He is currently the President and General Manager of InterMune Inc., a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. Prior to his appointment at Merus, Mr. Cloutier was the CEO of the Canadian Diabetes Association from 2010 to 2013 and was the CEO of Critical Outcomes Technology Inc., an early stage biotech company based in London, Ontario with proprietary technology uniquely positioned to accelerate and advance pre-clinical research and drug development activities, from 2008 to 2010. From 2003 to 2008, Mr. Cloutier held several roles with AstraZeneca including the CEO of the Canadian operations and VP, HR, Global Marketing at the corporate headquarters in London, England. Other leadership roles include President of Pharmacia Canada from 2000 to 2003 and President of Searle Canada from 1998 to 2000.

Selection of Directors and Officers

There are no arrangements or understandings between any director or executive officer of the Company with major shareholders, customers or others, pursuant to which he or she was selected as such.

Family Relationship

There are no family relationships between any of the persons named above.

Cease Trade Orders

To the best of management’s knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the best of management’s knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

To the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

To the best of management’s knowledge, no proposed director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

Compensation Discussion and Analysis

The Company’s executive compensation program has been developed with the objective of aligning executive compensation with the Company’s business plans, strategies and goals, while taking into account various factors and criteria, including competitive factors and the Company’s performance. The specific objectives of the Company’s compensation strategy are to:

(a)

provide an appropriate overall compensation package that enables the Company to attract and retain highly qualified and experienced senior executives and which is competitive with that offered for comparable positions in other pharmaceutical companies of a similar size and overall stage of business development;

(b)

encourage superior performance by executives, to motivate executives to achieve important corporate and personal performance objectives and then to award compensation based on corporate and individual results; and

(d)	align the interests of executive officers with the long-term interests of shareholders through participation in the Company’s incentive stock option plan.

The Compensation Committee is responsible for recommending the compensation of the Company’s executive officers to the Board.

The Company’s executive compensation package consists of the following components:

(a)	base salary;

(b)	discretionary annual incentive cash bonuses, and

(c)	long-term incentives in the form of share options franted under the Company’s 2011 Plan (as defined below).

The Compensation Committee did not rely on any specific objectives or measures to measure individual performance, other than by measuring the achievement of specific objectives that were related to concrete, measurable elements, including net income and earnings per share.

Salary

The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other comparable companies in the pharmaceutical industry, and as an immediate means of rewarding the NEO's for efforts expended on behalf of the Company. Base salary levels are based on responsibility, experience, knowledge and on internal equity criteria and external pay practices, as well as by reference to the competitive marketplace for management talent at other pharmaceutical companies of similar stage of development, market capitalization and size.

The Compensation Committee completes an annual performance review of each NEO following the end of each fiscal year at which it considers, among other things, individual performance assessments, the Company’s performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards. This annual performance review is used to determine any adjustments to the NEO’s base salary and any bonuses to be awarded to the NEO in respect of the completed fiscal year.

The Compensation Committee did not rely on any comparator groups to determine salaries for the Company’s most recent financial year. Actual salaries take into consideration the individual’s position and responsibilities with the Company and their contribution to the Company’s performance.

Annual Incentive Cash Bonuses

Our NEOs are entitled to be considered for a discretionary annual incentive cash bonus at the end of each year. The Company has not established any defined performance measures on which these bonuses are based. In general, the Compensation Committee will evaluate the granting of the discretionary bonus following the end of year based on the Company’s overall financial performance, together with the performance of the NEO. The Compensation Committee will consider our sales and revenue growth and overall financial performance, among other factors, in deciding whether to grant discretionary bonuses. The Company’s objectives in granting annual incentive cash bonuses generally include:

(i)	attracting and retaining talented, qualified and effective executives,

(ii)	motivating the short and long-term performance of these executives, and

(iii)	better aligning their interests with those of the Company’s shareholders.

Cash bonuses are discretionary and may be awarded during 2014.

Long Term Incentives – Share Options

The 2011 Plan is intended to provide long term rewards linked directly to the market value of the Common Shares. The Company regards the strategic use of incentive stock options as a key component of the Company’s compensation plan. The Company is committed to long-term incentive programs that promote the continuity of an excellent management team and, therefore, the long-term success of the Company. The Company established a formal plan under which stock options may be granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. It applies to personnel at all levels and continues to be one of the Company’s primary tools for attracting, motivating and retaining qualified personnel which is critical to the Company’s success. The Compensation Committee is responsible for administering the Company’s stock option plan and determining the type and amount of compensation to be paid to directors, officers, employees and consultants of the Company including the awards of any stock options under a stock option plan. Stock options are typically part of the overall compensation package for executive officers.

Stock options are granted to reward individuals for current performance, expected future performance and to align the long term interest of NEOs with shareholders. All grants of stock options to the NEOs are reviewed and approved by the Compensation Committee. In evaluating option grants to an NEO, the Compensation Committee evaluates a number of factors including, but not limited to: (i) the number of options already held by such NEO; (ii) a fair balance between the number of options held by the NEO concerned and the other executives of the Company, in light of their responsibilities and objectives; and (iii) the value of the options (generally determined using a Black-Scholes analysis) as a component in the NEO’s overall compensation package.

Performance Graph

Comparison of Cumulative Total Return Between Common Shares and
S&P/TSX Composite Total Return Index 2008 through 2013

The following graph compares the Company’s cumulative total shareholder return (assuming an investment of $100 on October 1, 2008) on the Common Shares during the period October 1, 2008 to October 1, 2013 with the cumulative total return of the S&P/TSX Composite Total Return Index during the same period. The Common Share price performance as set out in the graph does not necessarily indicate future price performance.

	2008	2009	2010	2011	2012	2013
The Company	$100.00	$72.04	$42.65	$87.68	$64.93	$66.35
S&P/TSX Composite Total Return Index	$100.00	$96.95	$105.24	$98.90	$104.81	$108.80

Hedging Policy

Although the Company has not adopted a policy disallowing insiders from purchasing financial instruments designed to hedge or offset any decrease in market value of Common Shares or any other securities of the Company, the Company is not aware of any insiders having adopted such practice.

Compensation Governance

The Company does not have a formal written policy with respect to the remuneration of its NEOs and directors. Under the Company’s executive compensation program, the Board has delegated to the Compensation Committee the responsibility of determining for each NEO the amounts of the three main components of the Company’s executive compensation. The Compensation Committee also determines the compensation paid to the directors of the Corporation.

Role of the Compensation Committee

When considering the appropriate compensation to be paid to the executive officers, the Compensation Committee has regard to a number of factors including:

  recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value;

  providing fair and competitive compensation;

  aligning the interests of management and shareholders;

  rewarding performance, both on an individual basis and with respect to operations generally; and

  available financial resources.

In addition, the Compensation Committee receives performance reviews and compensation recommendations from the President and Chief Executive Officer in respect of other executive officers. The Committee reviews these recommendations made to it and has discretion to modify any of the recommendations before making its recommendation to the Board.

Composition of the Compensation Committee

The Compensation Committee is comprised of only independent members within the meaning of NI 52-110 Audit Committees (“NI 52-110”) and while the Board determines its members, the CEO is not involved in the selection process for this committee. The current members of the Compensation Committee are Tim Sorensen (Chair), Rob Pollock and David Guebert.

Each member has experience in executive compensation by virtue of his experience as current or former director or officer of a public corporation (see above under “Election of Directors – Principal Occupation, Business or Employment of Nominees”). The Board believes the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.

No compensation consultant or advisor was retained by the Corporation during the fiscal year ended September 30, 2013.

Compensation Risk Management

The Compensation Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Compensation Committee’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s NEOs, be designed in a manner which is in the best interests of the Company and its Shareholders. Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of options granted under the 2011 Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its Shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other element of compensation, salary, is capped, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Company and its Shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

Management bonuses are not directly tied to financial performance but are discretionary based on the achievement of personal and company objectives. Bonuses are also capped at a percentage of salary, minimizing risks associated with unexpectedly high amounts.

Due to the size of the Company, and the current level of the Company’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following table sets forth, in Canadian dollars, all compensation for the fiscal years ended September 30, 2013, 2012, and 2011 paid to the principal executive officer of the Company, the principal financial officer of our company and the three other most highly compensated officers who served as NEOs.

					Non-equity
					Incentive Plan
					Compensation(1)
						($)
			Share-	Option-		Long-		All Other	Total
			based	based	Annual	term	Pension	Compens-	Compens-
Name and Principal		Salary	Awards(2)	Awards(3)	Incentive	Incentive	Value	ation	ation
Position	Year	($)	($)	($)	Plans	Plans	($)	($)	($)
Elie Farah,	2013	$270,000	nil	nil	$75,000	nil	nil	nil	$345,000
President and CEO	2012	$187,977	nil	$521,282	nil	nil	nil	nil	$709,259
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Andrew Patient,	2013	$210,000	nil	$38,507	$31,500	nil	nil	nil	$280,007
Chief Financial Officer	2012	$217,248	nil	$256,827	nil	nil	nil	nil	$474,075
	2011	$290,000	nil	nil	nil	nil	nil	$6,000	$296,000
Ahmad Doroudian,	2013	$270,000	nil	nil	nil	nil	nil	nil	$270,000
Executive Vice Chairman	2012	$191,864	nil	$821,846	nil	nil	nil	nil	$1,013,710
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ulrich Schoeberl (4),	2013	$259,436	nil	nil	$50,292	nil	nil	nil	$309,728
Managing Director	2012	$39,398	nil	$94,850	nil	nil	nil	nil	$134,248
European Operations	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

					Non-equity
					Incentive Plan
					Compensation(1)
						($)
			Share-	Option-		Long-		All Other	Total
			based	based	Annual	term	Pension	Compens-	Compens-
Name and Principal		Salary	Awards(2)	Awards(3)	Incentive	Incentive	Value	ation	ation
Position	Year	($)	($)	($)	Plans	Plans	($)	($)	($)
Ali Moghaddam	2013	$158,400	nil	nil	nil	nil	nil	$7,200	$165,600
Vice President Business	2012	$123,600	nil	$260,641	nil	nil	nil	$5,400	$389,641
Development	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:
(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(2)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The value of these options in 2013 is estimated using the Black-Scholes option pricing model with the following assumptions: Share price of $1.19, risk free interest rate of 2%, expected stock price volatility of 80%, expected dividend yield of nil and expected term of 5 years.

(4)	Compensation for Mr. Shoeberl is paid in Euros. Canadian dollar equivalent amounts are calculated at the rates in effect when the expense is incurred.

Employment Agreements

Elie Farah – Chief Executive Officer

Effective January 6, 2012, the Company entered into an employment agreement with Elie Farah, whereby Elie Farah agreed to provide services to the Company in consideration for, among other things, an annual base salary of $210,000 starting January 6, 2012 and upon the date of executing the next definitive agreement related to the next acquisition transaction of the Company subsequent to January 6, 2012, an annual base salary of $270,000. In addition, four weeks of paid vacation per annum shall be provided to Elie Farah and shall be taken at such time or times as is mutually determined. Elie Farah is also eligible to receive an annual bonus of up to 30% of his annual base salary in recognition of personal and employer milestones. The decision to pay a bonus, if any is to be paid, is at the discretion of the Compensation Committee and the Board. Elie Farah is entitled to options to acquire additional Common Shares as the compensation and Board shall determine, from time to time. In connection with his employment agreement, Elie Farah was granted 400,000 options to purchase Common Shares priced at market price at the time of grant, which options are subject to vesting. Elie Farah is entitled to receive health and dental benefits according to the Company’s benefit plan as well as long term disability and life insurance coverage. Mr. Farah’s base salary is reviewed by the Compensation Committee and, if deemed appropriate by the Compensation Committee, adjusted on an annual basis.

Andrew Patient – Chief Financial Officer

Effective January 1, 2012, the Company entered into an employment agreement with Andrew Patient, whereby Andrew Patient agreed to provide services to the Company in consideration for, among other things, an annual base salary of $180,000. In addition, four weeks of paid vacation per annum shall be provided to Andrew Patient and shall be taken at such time or times as is mutually determined. Andrew Patient is also eligible to receive an annual bonus of up to 15% of his annual base salary in recognition of personal and employer milestones. The decision to pay a bonus, if any is to be paid, is at the discretion of the Compensation Committee and the Board. Andrew Patient is entitled to options to acquire additional Common Shares as the Compensation Committee and Board shall determine, from time to time. In connection with his employment, Andrew Patient was granted 200,000 options to purchase Common Shares of the Company priced at market price at the time of grant, subject to vesting. Andrew Patient is entitled to receive health and dental benefits according to the Company’s benefit plan as well as long term disability and life insurance coverage. Mr. Patient’s base salary is reviewed by the Compensation Committee and, if deemed appropriate by the Compensation Committee, adjusted on an annual basis.

Termination and Change of Control Provisions

Each of the employment agreements for Mr. Farah and Mr. Patient provides that their employment agreement may be terminated without cause by the Company upon payment to the NEO, in lieu of all notice requirements or other payments due under the employment agreement, of an amount equal to the aggregate of (i) an amount equal to all accrued but unpaid base salary and vacation pay, and (ii) an amount equal to 100% of the NEO’s base salary for the current year.

Each of the employment agreements for Mr. Farah and Mr. Patient also provides that their employment agreement may be terminated by the NEO within three months of the date of a “change of control”, as defined in the NEO’s employment agreement, at the election of the NEO. Upon termination by the NEO following a “change of control”, the Company will pay to the NEO an amount equal to the aggregate of (i) an amount equal to all accrued but unpaid base salary and vacation pay, and (ii) an amount equal to 100% of the NEO’s annual base salary for the current year.

The table below provides estimates of the incremental amounts that would have been payable to the following NEOs assuming (i) termination by the Company without cause, or (ii) termination in the event of a Change of Control event occurred on September 30, 2013.

Name	Termination Without Cause ($)	Termination and Change in Control ($)
Elie Farah	$300,000	$300,000
Andrew Patient	$220,000	$220,000

Incentive Plan Awards

Outstanding Share-based awards and option-based awards

The following table sets forth all option and share-based awards granted to NEOs that were outstanding as of September 30, 2013.

	Option-based Awards			Share-based Awards
					Number of	Market or
	Number of			Value of	shares or	payout value
	securities			unexercised	units of	of share-
	underlying	Option		in-the-	shares that	based awards
	unexercised	exercise	Option	money	have not	that have not
	options	price	expiration	options	vested	vested
Name	(#)	($)	date	($)(1)	(#)	($)
Elie Farah	400,000	$2.05	January 5, 2017	nil	nil	nil

	Option-based Awards			Share-based Awards
					Number of	Market or
	Number of			Value of	shares or	payout value
	securities			unexercised	units of	of share-
	underlying	Option		in-the-	shares that	based awards
	unexercised	exercise	Option	money	have not	that have not
	options	price	expiration	options	vested	vested
Name	(#)	($)	date	($)(1)	(#)	($)
Andrew Patient	200,000	$2.02	January 18, 2017	nil	nil	nil
	50,000	$1.19	January 6, 2018	$10,500	nil	nil
Ahmad Doroudian	640,000	$2.02	January 18, 2017	nil	nil	nil
Ulrich Schoeberl	100,000	$1.52	September 11, 2017	nil	nil	nil
Ali Moghaddam	200,000	$2.05	January 5, 2017	nil	nil	nil

Notes:
(1)	The closing price of Common Shares on September 30, 2013 was $1.40.

Incentive Plan Awards – Value vested or earned during the year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended September 30, 2013 by NEOs.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Elie Farah	nil	nil	nil
Andrew Patient	nil	nil	nil
Ahmad Doroudian	nil	nil	nil
Ulrich Schoeberl	nil	nil	nil
Ali Moghaddam	nil	nil	nil

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, beginning on page 10, and “2011 Stock Option Plan”, beginning on page 20, for a description of all plan based awards and their significant terms. There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s most recently completed financial year ended September 30, 2013.

In January 2013, the Company granted 50,000 options to an officer of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $1.19 per share, with all options vesting on the first anniversary date of the grant.

The estimated fair value of the options granted during the twelve months of fiscal 2013, using the Black-Scholes option pricing model, was $132,080. A total of $332,175 was expensed in the financial statements during the twelve months ending September 30, 2013 relating to current and prior period grants. The remaining expense will be recognized over the balance of the vesting periods.

Pension Plan Benefits

The Company has no pension, defined benefit, defined contribution or deferred compensation plans in place.

Compensation of Directors

Director Compensation Table

The total compensation paid to directors, who are not NEOs, during the financial year ended on September 30, 2013, is set out in the following table:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David D. Guebert	$36,750	nil	nil	nil	nil	nil	$36,750
Robert S. Pollock	$30,250	nil	nil	nil	nil	nil	$30,250
Joseph Rus	$30,250	nil	nil	nil	nil	nil	$30,250
Timothy G. Sorensen	$34,250	nil	nil	nil	nil	nil	$34,250
Michael Cloutier	$6,500	nil	$89,876	nil	nil	nil	$96,376

Narrative Discussion

All directors of the Company or any of its affiliates are compensated for their services as directors and members of a committee through the payment of monthly fees. In addition, Directors are entitled to participate in the Company’s Stock Option Plan. Directors earn an annual fee of $20,000, plus an an additional fee for their role as Chairman ($10,000) or subcommittee Chair ($5,000), as well as meeting fees of $1,000 per meeting attended. Directors may also be reimbursed reasonable travel expenses incurred in connection with attendance at meetings.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $50,000 for securities or employment practices claims and no deductible for all other claims. The deductible is the responsibility of the Company. The annual premium of $102,600 was paid by the Company.

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option and share-based awards granted to the Company’s directors, other than the NEOs, that were outstanding as of September 30, 2013.

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David D. Guebert	150,000	$2.00	July 25, 2017	nil	nil	nil

	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert S. Pollock	150,000	$2.00	July 25, 2017	nil	nil	nil
Timothy G. Sorensen	150,000	$2.00	July 25, 2017	nil	nil	nil
Michael Cloutier	150,000	$0.91	July 7, 2018	$73,500	nil	nil

Notes:
(1)	The closing price of Common Shares on September 30, 2013 was $1.40.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended September 30, 2013 by directors.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David D. Guebert	nil	nil	nil
Robert S. Pollock	nil	nil	nil
Joseph Rus	nil	nil	nil
Timothy G. Sorensen	nil	nil	nil
Michael Cloutier	nil	nil	nil

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, beginning on page 10, and “2011 Stock Option Plan”, beginning on page 20, for a description of all plan based awards and their significant terms. There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s most recently completed financial year ended September 30, 2013.

In July 2013, the Company granted 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $0.91 per share.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at September 30, 2013, the share-based compensation plans of the Company pursuant to which Common Shares can be issued from treasury. The information has been consolidated by category of share-based compensation plan, namely, the plans providing for the issuance of Shares previously approved by the Shareholders and those not having been approved by the Shareholders. There is no plan which has not been approved by the Shareholders. The number of Shares which appears at the line “Share-based compensation plan” refers to the 2011 Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Equity compensation plans approved by securityholders	2,465,000	$1.90	1,374,151
Equity compensation plans not approved by securityholders	Nil	N/A	Nil

Notes:
(1)	The Company’s stock option plan allows it to grant options to acquire up to 3,839,151 Common Shares.

2011 Stock Option Plan

The Company’s stock option plan (the “2011 Plan”) was adopted in connection with the Amalgamation on December 19, 2011, which was updated by the Board on January 18, 2012 and February 25, 2013.

The following summary of the 2011 Plan is intended to be a brief description of the 2011 Plan and is qualified in its entirety by the full text of the 2011 Plan which is attached hereto as Schedule “A”.

The purpose of the 2011 Plan is intended to: (i) provide an incentive to Eligible Persons (as defined in the 2011 Plan) to further the development, growth and profitability of the Company; (ii) contribute in providing such Eligible Persons with a total compensation and rewards package; (iii) assist the Company in retaining and attracting employees and consultants with experience and ability; and (iv) encourage share ownership and provide Eligible Persons with proprietary interests in, and a greater concern for, the welfare of, and an incentive to continued service with, the Company. Eligible persons include (i) employees, (ii) directors, (iii) executive officers, and (iv) any person or company engaged to provide ongoing management or consulting services to the Company.

The 2011 Plan is administered by the Compensation Committee, which has full and final authority with respect to granting of all options thereunder subject to the requirements of the TSX and other requirements of law.

The 2011 Plan authorizes the Compensation Committee to grant options to purchase Common Shares on the following terms and conditions:

  the aggregate number of Common Shares which may be issued pursuant to options granted under the 2011 Plan will not exceed that number which is equal to ten percent of the issued and outstanding Common Shares from time to time;

  any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the 2011 Plan, and any exercises of options will make new grants available under the 2011 Plan effectively resulting in a re-loading of the number of options available to grant under the 2011 Plan;

  no single participant in the 2011 Plan and his, her or its associates may be granted options which could result in the issuance of Common Shares exceeding five percent of the issued and outstanding Common Shares, within a one year period, to such participant and his, her or its associates, in the aggregate;

  the number of Common Shares issuable to any single participant in the 2011 Plan pursuant to options, shall not exceed five percent of the issued and outstanding Common Shares;

  the number of Common Shares issuable to Insiders (as defined in the TSX Company Manual), at any time, under all share compensation arrangements, shall not exceed ten percent of the issued and outstanding Common Shares and the number of Common Shares issued to Insiders, within any one year period, under all share compensation arrangements, shall not exceed ten percent of the issued and outstanding Common Shares;

  the exercise price of an option shall not be less than the closing price on the day prior the date of grant of the option, subject to any extension in the event of a blackout period;

  vesting of options granted under the 2011 Plan shall be at the discretion of the Board;

  options granted under the 2011 Plan will be granted for a term not to exceed ten years from the date of grant;

  in the event of the termination of a participant’s employment with the Company for cause or as a result of the participant’s voluntary resignation prior to normal retirement, such participant’s options will terminate three months from the date of such termination, and in the event of the retirement, death, physical or mental disability or termination (other than for cause) by the Company, the participant’s options will terminate 12 months from the date employment by the Company ceased, provided in each case that no options will be extended past their term except as provided below;

  the Board or Compensation Committee is entitled to extend the time during which a participant that is not an Insider may exercise their options at its discretion provided that such extension does not extend past the maximum ten year term;

  the expiry date of an option can be extended by the Compensation Committee without shareholder approval where such expiry date occurs within a blackout period or within ten days of the end of a blackout period and the new expiry date shall be the tenth day following the end of the relevant blackout period;

  during a participant’s lifetime, an option may not be assigned or transferred except to a participant’s trust;

  upon the announcement or contemplation of any event, including a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and one or more of its affiliates (as such term is defined in the Securities Act (Ontario)), with respect to which all or substantially all of the persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury) or the sale to a person other than an affiliate of the Company of all or substantially all of the Company’s assets, the Company shall have the discretion, without the need for the agreement of any participant, to accelerate the expiry dates and/or any applicable vesting provisions of all options, as it shall see fit. The Company may accelerate one or more participant’s expiry dates and/or vesting requirements without accelerating the expiry dates and/or vesting requirements of all options and may accelerate the expiry date and/or vesting requirements of only a portion of a participant’s options;

  the following amendments to the 2011 Plan may be made by the Board without the approval of shareholders: (i) any amendments necessary to ensure that the 2011 Plan is in compliance with the rules of the Exchange and any other applicable regulatory authority; (ii) amendments that are of an administrative or general housekeeping nature; (iii) amendments to the definitions of “Eligible Persons” under the 2011 Plan; (iv) amendments to the manner in which the 2011 Plan is administered; (v) amendments to the maximum term of options granted pursuant to the 2011 Plan, provided that (A) such extension does not extend past the maximum ten year term, and (B) the participant is not an Insider as the Compensation Committee is not entitled to extend the time during which an Insider may exercise Options held by the Insider; (vi) amendments to the vesting provisions and the termination provisions set out in the 2011 Plan; and (vii) amendments to the anti-dilution provisions set out in the 2011 Plan; and

  the following amendments to the 2011 Plan will require Shareholder approval: (i) amendments to the maximum number of Common Shares that may be issued as a result of the grant of options pursuant to the 2011 Plan; (ii) amendments to the maximum number of securities or options that may be granted to Insiders; (iii) amendments to the manner in which the exercise price of options is determined; (iv) any amendment to the term of options granted to Insiders; and (v) amendments to the amending provisions of the 2011 Plan.

Indebtedness of Directors and Executive Officers

No person who is, or who was within the 30 days prior to the date of the Information Circular, a director, executive officer, employee or any former director, executive officer or employee of the Company or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Company, and no associate of such persons is, or was as of the date of this Information Circular, indebted to the Company or a subsidiary of the Company or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants (“Deloitte”), will be nominated at the Meeting for reappointment as auditors of the Company until the next annual general meeting of the Shareholders or until their successors are duly elected or appointed, at remuneration to be fixed by the Board. Deloitte have been the auditors of the Company since April 3, 2012.

At the Meeting, Shareholders will be asked to vote for the appointment of Deloitte to serve as auditors of the Company to hold office until the next annual meeting of the Shareholders or until such firm is removed from office or resigns as provided by law, and to authorize the Board to fix the remuneration to be paid to the auditors.

Management recommends Shareholders vote for the appointment of Deloitte as the Company’s auditors for the Company’s fiscal year ending September 30, 2014 at remuneration to be fixed by the Board.

AUDIT COMMITTEE DISCLOSURE

Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On February 25, 2013, the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with National Instrument 52-110 Audit Committees (“NI 52-110”).

Charter

The text of the Audit Committee Charter is attached hereto as Schedule “B” to this Information Circular.

Composition

The Audit Committee is comprised of three directors, David Guebert (Chair), Tim Sorensen and Michael Cloutier. All three members of the Audit Committee are “independent” (as defined by NI 52-110) directors of the Company and “financially literate” (as defined by NI 52-110).

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Company to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) understanding of internal controls and procedures for financial reporting.

David D. Guebert — Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Marret Resource Corp., a merchant banking company. He is also is the Chief Financial Officer of Times Three Wireless Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Timothy G. Sorensen — Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional 7 Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Michael Cloutier — Director

Mr. Michael Cloutier was appointed Director of Merus Labs International Inc. on July 8, 2013. He is currently the President and General Manager of InterMune Inc., a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. Prior to his appointment at Merus, Mr. Cloutier was the CEO of the Canadian Diabetes Association from 2010 to 2013 and was the CEO of Critical Outcomes Technology Inc., an early stage biotech company based in London, Ontario with proprietary technology uniquely positioned to accelerate and advance pre-clinical research and drug development activities, from 2008 to 2010. From 2003 to 2008, Mr. Cloutier held several roles with AstraZeneca including the CEO of the Canadian operations and VP, HR, Global Marketing at the corporate headquarters in London, England. Other leadership roles include President of Pharmacia Canada from 2000 to 2003 and President of Searle Canada from 1998 to 2000.

Reliance on Certain Exemptions

During the financial year ended September 30, 2013, the Company has not relied on any exemption contained in NI 52 110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee on a case-by-case basis.

External Auditor Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by Deloitte & Touche LLP related to the fiscal years ending September 30, 2013 and 2012 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2013	$205,000	$143,000	$45,325	$nil
September 30, 2012	$170,000	$145,000	$69,000	$nil

The aggregate fees billed by PricewaterhouseCooper LLP related to the fiscal years ending September 30, 2013 and 2012 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2013	nil	nil	nil	nil
September 30, 2012	nil	$8,000	nil	$3,000

The aggregate fees billed by Saturna Group Charted Accountants LLP related to the fiscal years ending September 30, 2013 and 2012 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2013	nil	nil	nil	nil
September 30, 2012	nil	nil	nil	$12,000

The aggregate fees billed by MNP LLP related to the fiscal years ending September 30, 2013 and 2012 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2013	nil	nil	nil	nil
September 30, 2012	nil	$22,000	nil	$35,000

MANAGEMENT CONTRACTS

There are no management functions of the Company which were to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries during the Company’s most recently completed financial year.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Standards. The Board has not adopted the director independence standards contained in Rule 5605 of the NASDAQ Listing Rules. The Company has determined that it has a majority of independent directors.

As of the date of this Information Circular, the Company considers that Robert Pollock, David Guebert, Michael Cloutier, and Timothy Sorensen are independent directors. The Company does not consider Elie Farah to be independent as he is also an officer of the Company and a member of management.

Other Directorships

The directors who are presently a director of other reporting issuers, and the names of the issuers, are as follows:

Name	Name of Reporting Issuer
Robert S. Pollock	INV Metals Inc.
David D. Guebert	Nil
Michael Cloutier	Nil
Elie Farah	Ginguro Exploration Corp.
Timothy Sorensen	Nil

The Company does not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, the Company’s independent directors do communicate outside of formal meetings of the Board. Further, the independent directors have very strong governance backgrounds. As a result, they are acutely aware of the important roles independent directors have.

Mr. David Guebert currently serves as Chairman of the Board. The Board provides leadership for its independent directors by giving the independent directors unrestricted access to the Company’s auditors and external legal counsel.

All directors attended all meetings of the Board during the year ended September 30, 2013.

Board Mandate

The Board has adopted a Board Mandate pursuant to which the Board has the responsibility for the overall stewardship of the Company, establishing the overall policies and standards for the Company in the operation of its businesses, and reviewing and approving the Company’s strategic plans. In addition, the Board monitors and assesses overall performance and progress in meeting the Company’s goals. Day to day management is the responsibility of the Chief Executive Officer and senior management.

Position Descriptions

The Board has not developed written position descriptions for the chair and the chair of each committee of the Board. The Board delineates the role and responsibilities of each such position by discussing the role of the chair and by adopting written charters for each committee which delineate the role and responsibilities for the chair of each such committee.

The Board and CEO have not developed a written position description for the CEO. The Board delineates the role and responsibilities of the CEO by discussing the role of the CEO at meetings of the Board.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of the Company’s business. All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Company also gives directors a reference manual, which contains information about the Company’s history and current status, corporate governance materials, its investments and its Shareholders. This reference manual is updated regularly. It includes the Company’s Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the Board and its committees, and a description of the duties and obligations of directors. As part of its mandate, the Nominating and Corporate Governance Committee is also responsible for providing orientation and continuing education for all members of the Board, including reimbursing costs of attending certain outside director education programs. During their regular scheduled Board meetings, directors are given presentations on various aspects of the Company’s business.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct (the “Code”). All of the Company’s employees, directors and officers must follow the Code, which provides guidelines for ethical behaviour.

The Code sets out in detail the principles and general business tenets and ethics and compliance policies applicable to the Company’s business and activities. The Code addresses topics such as honest and ethical conduct and conflicts of interest; compliance with applicable laws and Company policies and procedures; business integrity and fair dealing; public disclosure; use of corporate property and opportunities; confidentiality; compliance with insider trading and other legal requirements; and records and document retention.

The Board expects all employees at all levels of the companies within its group, as well as officers, directors, customers, suppliers, vendors, contractors and partners, to read, understand and comply with the Code. If any employee is uncertain about a situation, the employee is expected to refer the matter to a supervisor or Human Resources representative. All employees are also expected to report in good faith any violations or potential violations of the Code and to co-operate in internal investigations about a reported violation. Supervisors are expected to answer employee questions about the Code or direct them to the right source of information; provide timely advice and guidance to employees on ethics and compliance concerns; handle all employee reports promptly and confidentially; encourage employees to ask questions and get advice before they act; and report in good faith any violations of the Code or situations that could result in violations. In addition to employees’ and supervisors’ responsibilities detailed above, senior management has the responsibility to continuously promote ethical business conduct, in line with the Company’s values and general business principles.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In addition to the Code, the Company has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Directors and officers of the Company are required under the British Columbia Business Corporations Act (the “Act”) to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.

Nomination of Directors

The Nominating and Corporate Governance Committee is comprised of three independent directors: Tim Sorensen (Chair), David Guebert and Robert Pollock. The Nominating and Corporate Governance Committee has the responsibility for assessing potential Board nominees, screening their qualifications and making recommendations for approval by the Board of nominees for election or appointment to the Board. To help achieve this task, the Nominating and Corporate Governance Committee develops qualifications and criteria for the selection of directors.

The Board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues that the Board must deal with. The Board reviews each director’s contribution through the Nominating and Corporate Governance Committee and determines whether the Board’s size allows it to function efficiently and effectively. The Nominating and Corporate Governance Committee is mandated to review the size of the Board from time to time and recommend changes in size when appropriate.

Compensation

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Company; the administration of the Company’s Stock Option Plan; and the review of executive compensation disclosure. The Compensation Committee is comprised of three directors, Tim Sorensen (Chair), Rob Pollock and David Guebert, all of whom are independent directors. The Compensation Committee reviews and approves annual salaries and other forms and items of compensation for our senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans, and reports to the Board on compensation matters.

No compensation consultant or advisor has been retained since the beginning of the Company’s most recently completed financial year to assist in determining compensation for any of the directors and officers.

Other Board Committees

The Board has not established any committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Assessments

As part of its charter, the Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will report to the Board annually on the evaluation of the performance of the Board, each of its committees and that of individual directors, based on the results of the directors’ annual questionnaire.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Approval of Continuance of Share Option Plan

As set out in the material terms under heading “Securities Authorized for Issuance Under Equity Compensation Plans” the maximum number of Shares that may be reserved for issuance under the Company’s Plan at any point in time is 10% of the total number of issued and outstanding Shares of the Company at the time Shares are reserved for issuance pursuant to a grant of options under the Plan. This type of plan is called a “rolling” plan because as options are exercised, the base of outstanding issued shares on which the 10% applies increases.

Pursuant to the policies of the TSX, the continuation of the Plan requires shareholder approval at every third annual meeting of the Company by ordinary resolution.

As at the date hereof there are options outstanding to purchase an aggregate of 2,240,000 Shares, representing approximately 5.8% of the current issued and outstanding Shares.

All previously allocated options will continue unaffected by approval or disapproval of the resolution.

If shareholders fail to approve the resolution for the renewal of the Plan, the Company will not be in a position to grant further options and all previously granted options will not be available for re-allocation if the options are cancelled prior to exercise.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

1.	the currently available and unallocated options issuable pursuant to the Plan are hereby approved and authorized until March 27, 2017;

2.

the Plan is hereby continued, subject to the requirement that the Plan be again submitted to shareholders of the Company for approval by no later than the March 27, 2017 at the 2017 annual meeting of the shareholders of the Company or such earlier date as required by the policies of the TSX;

3.	the Company has the ability to continue granting options under the Plan on a 10% of issued Shares rolling basis until March 27, 2017; and

4.

any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give full effect to the intent and purpose of this resolution.”

The Board recommends that shareholders vote in favour of the continuation of the Plan.

A copy of the Plan is attached as Schedule A to this Information Circular.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CONTINUATION OF THE STOCK OPTION PLAN, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

B.	Advance Notice Provision for the Election of Directors

(a)	Introduction

The directors of the Company are proposing that the Articles of the Company be altered to include an advance notice provision for the election of directors (the “Advance Notice Provision”), which will: (i) facilitate orderly and efficient annual general or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. The full text of the proposed alteration of the Articles to include the Advance Notice Provision is set out in Schedule C to this Information Circular.

(b)	Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the proposed nominees to be considered for election as directors at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

(c)	Effect of the Advance Notice Provision

Subject only to the Act and the Articles, only persons who are nominated in accordance with the Advance Notice Provision shall be eligible for election as directors of the Company unless any such provisions are waived by the Board in its discretion. The Advance Notice Provision provides that nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the Company’s securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in the Advance Notice Provision.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company, provided that the Board will be entitled to waive these requirements at its discretion.

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above. Notwithstanding the foregoing, the Board may, in its sole discretion, waive the time periods summarized above.

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be “independent” of the Company (within the meaning of applicable securities law) if elected as a director at such meeting and the reasons and basis for such determination; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined in the Advance Notice Provision); and (b) as to the Nominating Shareholder giving the notice, the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in the Advance Notice Provision and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the meeting, a written consent to act as a director of the Company.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provision unless such requirements are waived by the Board in its sole discretion; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice Provision and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

The Board will be entitled, at its sole discretion, to waive any requirements under the Advance Notice Provision relating to a nomination to be made by a Nominating Shareholder other than those requirements imposed by law.

(d)	Shareholder Confirmation

Under the Articles and the Act, the alteration of the Company’s Articles requires the approval of at least two-thirds of the votes cast in person or represented by proxy at the Meeting by the shareholders of the Company by a special resolution. Accordingly, shareholders will be asked at the Meeting to vote on a special resolution (the “Advance Notice Provision Resolution”), to approve the alteration of the Articles of the Company to include the Advance Notice Provision, as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Articles of the Company be altered by adding the text substantially as set forth in Schedule C to this Circular as and at §14.12 of the Articles;

2.

the Company be authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interest of the Company to do so without further confirmation, ratification or approval of the shareholders; and

3.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

(e)	Recommendation of the Board

The Board has concluded that the Advance Notice Provision is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders approve an alteration of the Company’s Articles by voting FOR the Advance Notice Provision Resolution at the Meeting.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ALTERATION OF THE ARTICLES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company’s Shareholders may contact the Company at 100 Wellington St. West, Suite 2110 P.O. Box 151, Toronto, Ontario M5K 1H1 to request copies of the Company’s Financial Statements and the Management’s Discussion & Analysis (MD&A). These documents are also available on the Company’s website.

Financial information is provided in the Company’s Financial Statements and MD&A for its most recently completed financial year, both of which are filed on SEDAR and can be viewed at www.sedar.com.

DIRECTORS’ APPROVAL

The contents of this Information Circular and its distribution to the Shareholders have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 25th day of February, 2014.
By Order of the Board of Directors of
Merus Labs International Inc.

Per:    “Elie Farah”
          Elie Farah
          President, Chief Executive Officer
          and Director

SCHEDULE A

MERUS LABS INTERNATIONAL INC.

2011 INCENTIVE STOCK OPTION PLAN

WHEREAS the Company desires to terminate any and all of its previous stock option plans and stock appreciation rights plans (collectively, the “Old Plans”);

AND WHEREAS the Company wishes to replace the Old Plans with a new incentive stock option plan that will comply with the requirements of the Toronto Stock Exchange;

NOW THEREFORE the new incentive stock option plan of the Company (the “Plan”) provides as follows:

Section 1.	Purpose

1.1	The Plan has been established as a means of compensating Eligible Persons (as defined below) for their contributions to the performance of the Company. The Plan is intended to:

(a)	provide an incentive to Eligible Persons to further the development, growth and profitability of the Company;

(b)	contribute in providing such Eligible Persons with a total compensation and rewards package;

(c)	assist the Company in retaining and attracting employees and consultants with experience and ability; and

(d)	encourage share ownership and provide Eligible Persons with proprietary interests in, and a greater concern for, the welfare of, and an incentive to continued service with, the Company.

Section 2.	Definitions

2.1	In this Plan, unless the context otherwise requires, the following terms shall have the following meanings:

(a)	“Blackout Period” means any period during which a Company policy prevents Insiders from trading in the Shares;

(b)	“Board” means the board of directors of the Company;

(c)	“Compensation Committee” means a Compensation Committee comprising either the Board or such members of the Board as may be designated by the Board;

(d)	“Company” means Merus Labs International Inc., its subsidiaries, whether direct or indirect, and any other entity designated by the Compensation Committee;

(e)	“Directors” means the members of the Board;

(f)

“Eligible Persons” means an employee, Director, Executive Officer and any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company who, because of his, her or its role and responsibilities, is designated by the Compensation Committee as a potential participant in the Plan;

(g)	“Executive Officer” has the meaning ascribed to that term in National Instrument 51-102 – Continuous Disclosure Obligations;

2

(h)

“Exchange” means the Toronto Stock Exchange or if at any time the Shares are not listed for trading on such exchange but are listed on another exchange, such exchange as may be designated by the Board;

(i)	“Expiry Date” means the date upon which an Option will cease to be exercisable;

(j)	“Insider” shall have such meaning as is the definition of “Insider” as so provided in the TSX Company Manual;

(k)

“Market Value” means the closing price of the Shares on the Exchange on the trading day prior to the date of calculation, provided that if there is no closing price on such trading day, “Market Value” shall mean the mid-point between the bid and ask on the Exchange at the close of trading on the trading day prior to the date of grant and provided further that in the event the Shares are not listed and posted for trading on any stock exchange, “Market Value” shall mean the fair market value of the Shares as determined by the Board, acting reasonably;

(l)	“Option” means an option granted by the Company to a Participant to purchase authorized but unissued Shares pursuant to the terms of the Plan;

(m)	“Participant” means an Eligible Person to whom Options are granted under the Plan;

(n)	“Plan” means this new incentive stock option plan of the Company, as may be amended from time to time;

(o)	“Shares” means common shares of the Company;

(p)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise;

(q)	“Specified Price” means the price established by the Compensation Committee at not less than the Market Value on the day prior to the date of the grant of the Option; and

(r)	“Trust” has the meaning ascribed thereto in Section 5.1(b).

Section 3.	Administration of the Plan

The Plan is under the direction of the Compensation Committee that, in addition to the specific powers conferred upon it hereunder, has full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or desirable to meet the objectives of, and to administer, the Plan subject to the requirements of the TSX or other requirements of law. Without limiting the generality of the foregoing, for greater certainty, the Compensation Committee shall have the power and authority to:

(a)	adopt rules and regulations for implementing the Plan;

(b)

determine the eligibility of persons to participate in the Plan, when Options to Eligible Persons shall be granted, the number of Shares subject to each Option, the Specified Price of the Shares and the vesting period, if any, for each Option;

(c)	interpret and construe the provisions of the Plan;

(d)

delegate any or all of their power and authority under paragraphs (a), (b) and (c) above to such persons or groups of persons on such terms and on such conditions as the Compensation Committee may in its discretion determine; and

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(e)	take such other steps as the Compensation Committee determines to be necessary or desirable to give effect to the Plan.

Any decision, approval or determination made by a person or group of persons delegated the ability to make such decision, approval or determination pursuant to Section 3(d) above shall be deemed to be a decision, approval or determination, as the case may be, of the Compensation Committee.

Section 4.	Number of Shares to be Issued Under the Plan

4.1

The number of Shares that may be issued as a result of the grant of Options under the Plan shall be equal to 10% of the issued and outstanding Shares from time to time. Any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan effectively resulting in a re-loading of the number of options available to grant under the Plan. To the extent that any Option has terminated or expired without being fully exercised or has been repurchased for cancellation under Section 5.5(b), the unissued Shares subject to such Option shall be available for any subsequent Option granted under the Plan.

4.2	Under the Plan:

(a)

no single Participant and his, her or its associates shall be granted Options which could result in the issuance of Shares exceeding 5% of the issued and outstanding Shares, within a one year period, to such Participant and his, her or its associates, in the aggregate;

(b)	the number of Shares issuable to any single Participant pursuant to Options, shall not exceed 5% of the issued and outstanding Shares;

(c)	the number of Shares issuable to Insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares; and

(d)	the number of Shares issued to Insiders, within any one year period, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares.

4.3	For the purposes of this Section 4, Options held by Trusts established for the benefit of a Participant shall be considered to be held by that Participant.

Section 5.	Options

5.1	Grant of Options

(a)

Subject to Section 4, the Compensation Committee shall, in its absolute discretion, designate from among the Eligible Persons those to whom Options shall be granted, the number of Shares to be covered by each Option, the Specified Price for each Option, the period during which the same may be exercised and the other terms and conditions attaching thereto. Any Participant, at the time of the grant of an Option, may hold more than one Option.

(b)

A Participant may, in his, her or its sole discretion, elect to have some or all of any Options granted to him, her or it, granted to a trust or trusts (“Trusts”) governed by a registered retirement savings plan established by and for the benefit of such Participant. Such election must be made prior to the execution of the option agreement representing the Options and shall be evidenced in such option agreement.

5.2	Payment of Specified Price

The Specified Price for the Shares covered by an Option granted under the Plan shall be paid in full at the time of exercise of such Option.

5.3	Option Period

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Subject to the provisions of Sections 5.6, 10.4 and 10.5, each Option shall be exercisable during a period established by the Compensation Committee provided that such period shall expire no later than ten years after the date of grant.

5.4	Shares Available for Purchase

Vesting of Options shall be at the discretion of the Directors.

5.5	Exercise of Options

(a)

An Option may be exercised at any time, or from time to time, during its term as to any number of whole Shares which have vested and are then available for purchase. A Participant electing to exercise an Option on his, her on its own behalf or on behalf of a Trust established for his, her or its benefit shall give written notice of the election to the Company, together with the aggregate amount to be paid for the Shares to be acquired pursuant to the exercise of an Option, by certified cheque. Upon actual receipt by the Company of written notice and a cheque for the aggregate Specified Price, the Participant (including a trustee, in the case of the exercise of Options by a Trust) exercising the Option shall be registered as the holder of the appropriate number of Shares. No person shall enjoy any part of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.

(b)

Subject to any restrictions or limitations under applicable securities laws, rules and regulations, or the rules of the TSX, and subject to the complete discretion of the Compensation Committee to elect to honour such a notice, a Participant may by written notice to the Compensation Committee request that the Company repurchase for cancellation any Options then held by the Participant (to the extent only of the Shares then available for purchase under the Option) for an amount per Share equal to the amount by which the Market Value of each Share on the date prior to the date the notice is given exceeds the Specified Price. To the extent accepted by the Compensation Committee, such Options shall be cancelled against payment of the price so determined. If required by the Company, any such Options to be repurchased shall first be exercised and the Shares acquired on exercise immediately repurchased for cancellation at the Market Value of the Shares on the day prior to the day of such repurchase for cancellation.

5.6	Termination of Employment or Directorship

Unless otherwise decided by the Compensation Committee the following rules shall apply:

(a)	In the event of:

(i)	the termination of the Participant’s employment by or engagement with the Company (as a Director, Executive Officer employee or otherwise) by the Company for cause; or

(ii)	the Participant’s voluntary resignation prior to normal retirement;

the Options held by such Participant, or any Trust on the Participant’s behalf, which have vested as at the effective date of resignation or termination of employment are exercisable by such Participant or the trustee, as the case may be, within three months after such effective date and, to the extent not exercised within that period, shall terminate on the expiration of such three month period; and

(b)	in the event of:

(i)	the retirement (at age 65 or other prescribed retirement age for the Company);

(ii)	the death;

(iii)	the physical or mental disability; or

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(iv)	the termination (other than for cause) by the Company of the employment or engagement of the Participant (before resignation, disability or termination of employment or engagement for cause);

the Options held by the Participant, or any Trust on the Participant’s behalf, which have vested as at the date of the Participant’s death, disability, retirement or termination of employment are exercisable by such Participant, such Participant’s legal representative(s) or the trustee, as the case may be, within 12 months after such date and, to the extent not exercised within that period, shall terminate on the expiration of such 12 month period, provided, however, that the provisions of this Section 5.6 shall not be construed as extending the exercise period of any Option past the term of such Options and provided further that all unvested Options shall expire on the date on which any of the events specified in Section 5.6(a) and (b) occur.

The Compensation Committee shall also be entitled to extend the time during which a Participant may exercise their Options provided for either in this Plan or in the Participant’s option agreement at its discretion provided that (i) such extension does not extend past the maximum ten year term, and (ii) the Participant is not an Insider as the Compensation Committee is not entitled to extend the time during which an Insider may exercise Options held by the Insider.

5.7	Options Non-Assignable

Subject to Section 9, no Options or any interest therein shall be transferable or assignable by the Participant or a Trust otherwise than by will or pursuant to the laws of succession and no Option may be exercised by anyone other than the Participant, his, her or its legal representative(s) or a Trust established by and for the benefit of such Participant.

Section 6.	Participant Not a Shareholder

Neither a Participant nor a Trust shall have any rights as a shareholder of the Company with respect to any Shares covered by any Option until such time as and to the extent only that such Option has been exercised.

Section 7.	Effects of Alteration of Capital Stock

If the number of outstanding Shares shall be increased or decreased as a result of a stock split, consolidation or reclassification or if other changes with respect to the Shares shall occur, other than as a result of the issuance of Shares for Market Value, or if additional Shares are issued pursuant to a stock dividend, then the number of and/or price payable for Shares subject to any unexercised Options shall be adjusted in accordance with applicable law and in such manner as the Board shall deem proper to preserve such rights of the Participants under the Plan substantially proportionate to those existing prior to such change or event. In addition, upon the occurrence of any such change or event, the maximum number of Shares that may be issued as a result of the grant of Options under the Plan shall be adjusted by the Board so that it is substantially proportionate to the maximum number existing prior to such change or event.

Section 8.	Acceleration of Expiry Dates

Upon the announcement or contemplation of any event, including a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and one or more of its affiliates (as such term is defined in the Securities Act (Ontario)), with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury) or the sale to a person other than an affiliate of the Company of all or substantially all of the Company’s assets (collectively, a “Change of Control”), the Company shall have the discretion, without the need for the agreement of any Participant, to accelerate the Expiry Dates and/or any applicable vesting provisions of all Options, as it shall see fit. The Company may accelerate one or more Participant’s Expiry Dates and/or vesting requirements without accelerating the Expiry Dates and/or vesting requirements of all Options and may accelerate the Expiry Date and/or vesting requirements of only a portion of a Participant’s Options.

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In the event that the Company is a consenting party to a Change of Control, outstanding Options shall be subject to the agreement effecting such Change of Control and Participants shall be bound by such Change of Control agreement. Such agreement, without the Participant’s consent, may provide for:

(a)	the acceleration of the Options as provided above;

(b)	the continuation of such outstanding Options by the Company (if the Company is the surviving or acquiring Company);

(c)	the assumption of the Plan and such outstanding Options by the surviving entity; or

(d)	the substitution or replacement by the surviving or acquiring Company or its parent of options with substantially the same terms for such outstanding Options.

The Company may provide in any agreement with respect to any such Change of Control that the surviving, new or acquiring Company shall grant options to the Participants to acquire shares in such Company or its parent with respect to which the excess of the Market Value of the shares of such Company immediately after the consummation of such Change of Control over the exercise price therefore shall not be less than the excess of the value of the Shares over the Specified Price of the Options immediately prior to the consummation of such Change of Control.

Section 9.	Transferability

9.1

Options may be exercised by the Participant, by his, her or its trustee in the case of a Trust, and, upon the Participant’s death, the legal representative(s) of his or her estate or any other person who acquires his or her rights in respect of an Option by bequest or inheritance. A person exercising an Option, may subscribe for Shares only in his, her or its own name, on behalf of a Trust established for his, her or its benefit or in his, her or its capacity as legal representative.

9.2

Options may be transferred between a Participant and one or more Trusts established for the sole benefit of such Participant. If the beneficiary of a Trust changes, the Options granted to the Trust will be immediately cancelled by the Company.

Section 10.	Amendment and Termination

10.1

Subject in all cases to the approval of all regulatory authorities and the TSX, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Participant, in any manner adversely affect his of her rights under any Option theretofore granted under the Plan. The following amendments to the Plan may be made by the Board without the approval of shareholders: (i) any amendments necessary to ensure that the Plan is in compliance with the rules of the Exchange and any other applicable regulatory authority; (ii) amendments that are of an administrative or general housekeeping nature; (iii) amendments to the definitions of Eligible Persons under the Plan; (iv) amendments to the manner in which the Plan is administered; (v) amendments to the maximum term of Options granted pursuant to the Plan provided that (A) such extension does not extend past the maximum ten year term, and (B) the Participant is not an Insider as the Compensation Committee is not entitled to extend the time during which an Insider may exercise Options held by the Insider; (vi) amendments to the vesting provisions and the termination provisions found in Section 5.6 of the Plan; and (vii) amendments to the anti-dilution provisions set out in Section 7 of the Plan.

10.2

The following amendments to the Plan will require shareholder approval: (i) amendments to the maximum number of Shares that may be issued as a result of the grant of Options pursuant to the Plan; (ii) amendments to the maximum number of securities or Options that may be granted to Insiders; (iii) amendments to the manner in which the exercise price of Options is determined; (iv) any amendment to the term of options granted to Insiders; and (v) amendments to the amending provisions of the Plan.

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10.3

The Specified Price of outstanding Options issued to Insiders may only be reduced if the Company obtains shareholder approval to such reduction. For the purposes of this Section, the Specified Price will be deemed to have been reduced and shareholder approval will be required if outstanding Options are cancelled and then reissued to the same Eligible Person at a lower Specified Price. Eligible Persons benefiting from the reduction in the Specified Price of their Options will not be eligible to vote their Shares on the resolution approving the reduction in the Specified Price.

10.4

Other than as provided for in Sections 5.6 and 10.5, the Expiry Date of an outstanding Option may only be extended if the Company obtains shareholder approval to such an extension. Eligible Persons benefiting from the extension of the Expiry Date of their Options will not be eligible to vote their Shares on the resolution approving the extension of the Expiry Date.

10.5

The Expiry Date of an Option can be extended by the Compensation Committee without shareholder approval where such Expiry Date occurs within a Blackout Period or within ten days of the end of a Blackout Period and the new Expiry Date shall be the tenth day following the end of the relevant Blackout Period.

Section 11.	Laws

11.1

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and those of Canada insofar as the latter may be applicable.

11.2

No Option may be exercised nor will the Company have any obligation to issue Shares pursuant thereto if such exercise or issue would be contrary to or violate any applicable law or any applicable regulation of a duly constituted authority.

Section 12.	Compliance with Statues and Regulations

The granting of Options and the sale and delivery of Shares under this Plan shall be carried out in compliance with applicable laws, rules and regulations and with the rules and regulations of governmental authorities and the TSX. Without limiting the forgoing, this Plan will be subject to the approval of shareholders of the Company within three years from its effective date and then every three years thereafter. If the Compensation Committee determines that in order to comply with any such laws, rules or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue or purchase of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Compensation Committee.

Section 13.	Participation Voluntary

13.1

The participation of an Eligible Person in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Person any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Company to ensure the continued employment of such Eligible Person.

13.2	The Plan does not provide any guarantee against any loss of profit which may result from fluctuations in the market price of the Shares.

13.3

The Company does not assume responsibility for the income or other tax consequences for the Eligible Persons participating in the Plan and Eligible Persons are advised to consult with their own tax advisors.

Section 14.	Taxes

The Company shall have the power and the right to deduct or withhold, or require an optionee to remit to the Company, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of any Option granted under the Plan. With respect to any required withholding, the Company shall have the irrevocable right to, and the Participant consents to, the Company setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Company to the Participant (whether arising pursuant to the Participant’s relationship as an Eligible Person or otherwise), or may make such other arrangements that are satisfactory to the Participant and the Company. In addition, the Company may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Shares issuable upon exercise of the Options as it determines are required to be sold by the Company, as trustee, to satisfy any withholding obligations net of selling costs. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares issuable upon exercise of the Options and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Common Shares issuable upon exercise of the Options.

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Section 15.	Notice

15.1

Any notice required or permitted to be given to the Company hereunder shall be either personally delivered sent by same day or next day courier or sent by facsimile or similar method of electronic communication, charges prepaid. Any notice so given shall be sent to the Company at the address set out below or such other address at the Company notifies of Options in writing:

Merus Labs International Inc.
100 Wellington St. West
Suite 2110 P.O. Box 151
Toronto, ON M5K 1H1

Attention: Corporate Secretary

Any notice sent by courier shall be deemed to have been received on the next business day after which it was so sent. Any notice given by personal delivery shall be deemed to be received on the date of delivery and any notice sent by telecopy or other similar method of electronic communication shall be deemed to be received on the date of the sending of the telecopy or other similar method of electronic communication, as the case may be.

Section 16.	Coming Into Effect and Duration of Plan

This Plan shall come into effect on the approval by the shareholders of the Company. Upon coming into effect, this Plan shall replace the Old Plans.

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SCHEDULE B

AUDIT COMMITTEE CHARTER
OF
MERUS LABS INTERNATIONAL, INC.
(the “Corporation”)

1. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities. Consistent with this function, the Audit Committee should serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal control system in light of applicable legal and regulatory requirements, review and appraise the audit efforts of the Corporation’s independent auditor, and provide an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors.

2. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall satisfy the independence requirements applicable to members of audit committees under the rules of the NASDAQ, National Instrument 52-110 – Audit Committees (“NI 52-110”), the rules of the U.S. Securities and Exchange Commission and any other applicable laws and regulations. All members of the Committee shall satisfy the financial literacy requirements or definitions applicable to members of audit committees under NI 52-110, the rules of the NASDAQ and any other applicable laws and regulations. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. Each member of the Committee shall be appointed by the Board and shall continue to be a member thereof until the expiration of his or her term of office as a Director. The Chair of the Committee shall be designated by the Board of Directors.

3. MEETINGS

The Committee shall meet at least four times per year or more frequently as circumstances dictate. The meetings are scheduled to permit timely review of the quarterly and annual financial statements, reports and related press releases. As part of its responsibility to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. A majority of the members appearing at a duly convened meeting shall constitute a quorum and the Committee shall maintain minutes or other records of its meetings and activities.

4. AUDIT COMMITTEE AUTHORITY AND RESOURCES

The Audit Committee has the authority, without further approval of the Board of Directors: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any such advisors employed by the Committee; and (c) to communicate directly with external auditors and internal auditors and any other personnel of the Corporation and to have unrestricted access to any documents of the Corporation relevant to the performance of the Committee’s duties.

5. RESPONSIBILITIES AND DUTIES

The Audit Committee will fulfill its responsibilities and duties by carrying out the following activities:

Documents/Reports Review

1. Review and update this Charter periodically and at least annually, as conditions dictate.

2. Review the Corporation’s:

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a.	annual and interim financial statements and related management’s discussion and analysis and earnings releases; and

b.	financial information contained in annual reports, annual information forms, prospectuses, registration statements and similar disclosure documents of the Corporation,

all prior to filing with any governmental body or disclosure to the public, including any audit, review, attestation, certification, report or opinion rendered by the independent auditor.

3. The review referred to in Section 5.2 above would include, as appropriate, a discussion of the quality of the accounting principles as applied and significant judgments affecting the Corporation’s financial statements, significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management.

Independent Auditor

4. Recommend to the Board of Directors the nomination of the independent auditor and approve the fees and other compensation to be paid to the independent auditor. The Audit Committee shall have exclusive responsibility for the foregoing and the independent auditor shall report directly to the Audit Committee.

5. Ensure the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Corporation and pre-approve, in accordance with the requirements of NI 52-110 and any other applicable laws and regulations, all non-audit services to be provided to the Corporation or any subsidiary by the independent auditor.

6. On an annual basis, engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor.

7. Recommend that the Board of Directors take appropriate action in response to the independent auditor’s report to satisfy itself of the independence of the independent auditor.

8. Review and oversee all aspects of the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant.

9. Meet periodically with the independent auditor to discuss any matters that the Audit Committee believes should be discussed privately and without management present. Such matters would normally include internal controls and the fullness and accuracy of the Corporation’s financial statements.

10. Review and approve the Corporation’s hiring policy regarding partners, employees and former partners and employees of the present and former independent auditor. At this time, the Corporation’s policy shall be to not hire any partner or employee of its auditor, or any person who was within the last two years a partner or employee of its auditor, unless the Committee decides otherwise.

Financial Reporting Process

11. In consultation with the independent auditor, periodically review and assess the integrity and adequacy of the Corporation’s financial reporting processes, both internal and external. In particular, the Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements (other than the disclosure referred to in Section 5.2(i) and (ii) above, which the Committee will directly review) and must periodically assess the adequacy of those procedures.

12. Consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

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13. Consider and approve, if appropriate, major changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditor or management.

14. After review of the audited financial statements and discussions with management and the independent auditor, consider whether the financial statements are fairly presented in conformity with Canadian and U.S. Generally Accepted Accounting Principles, as applicable.

15. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation or any of its subsidiaries of concerns regarding questionable accounting or auditing matters.

Process Improvement

16. Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

17. Following completion of the annual audit, review separately with each of management and the independent auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18. Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

19. Provide that the independent auditor discuss with the Audit Committee the independent auditor’s judgments about the quality, not just the acceptability, of the Corporation’s accounting principles as applied in its financial reporting; the discussion should include such issues as the clarity of the Corporation’s financial disclosures and degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosures and reviewed by the independent auditor.

20. Review with the independent auditor and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.

Related Party Transactions

21. The Committee shall review and approve, if appropriate, any transaction between the Corporation or any of its subsidiaries and a related party and any transaction involving the Corporation or a subsidiary and another party in which the parties’ relationship could enable the negotiation of terms on other than an independent, arm’s length basis.

6. REMUNERATION OF AUDIT COMMITTEE MEMBERS

No member of the Audit Committee may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or its subsidiaries, and is not eligible to serve as a member of the Committee if he or she accepted, directly or indirectly, any such fee in the three-year period prior to his or her proposed Committee appointment, except in each case in respect of remuneration for acting in his or her capacity as a member of the Board of Directors or any board committee or as a part-time chair or vice-chair of the Board of Directors or any board committee. For the purposes of the foregoing, “indirectly” includes the receipt of such fees by an immediate family member.

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SCHEDULE C

ALTERATION TO ARTICLES

ADVANCE NOTICE PROVISIONS

Nomination of Directors

14.12

(a) Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)

by any person (a “Nominating Shareholder”) (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b) Subject to §14.12(g) and in addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12 and (ii) the written consent of each candidate for nomination as required by, and within the time period specified in §14.12(e) .

(c) To be timely under §14.12(b)(i), a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(i)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

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Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c) .

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:

(i)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)

as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)

Subject to §14.12(g), to be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written consent to act as a director of the Company.

(f)

Subject to §14.12(g), no person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)

Notwithstanding the provisions of this §14.12, the board may, in its discretion, waive any of the requirements imposed under this §14.12 relating to a nomination to be made by a Nominating Shareholder other than those requirements imposed by law.

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(h)	For purposes of this §14.12:

(i)

“Affiliate”, when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)

“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)

“Associate”, when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)

“Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)

“Meeting of Shareholders” shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi)

“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

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(vii)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(i)

Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)

In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in §14.12(c) or the delivery of a consent as described in §14.12(e).”